Sub-Item 77K

Investors First Fund, Inc.

On November 20, 2003, the Audit Committee
Approved the selection of Tait, Weller &
Baker as the Fund's independent auditors for the year ending December 31, 2003, and determined to replace KPMG. KPMG's accountant's report for the past two years did not contain any adverse opinion or any qualification as to uncertainty, audit scope or accounting principles.
Further, the Audit Committee's decision to replace
KPMG was not due to any disagreement or any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure.